Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902

Pricing Supplement No. 320 dated February 20, 2008
to Prospectus Supplement dated November 13, 2006
to Prospectus dated October 10, 2006



US$100,000,000
ELEMENTS℠
Linked to the Australian Dollar/U.S. Dollar Exchange Rate
due February 23, 2023

The ELEMENTS℠ Linked to the Australian Dollar/U.S. Dollar Exchange Rate due February 23, 2023 (the "Securities") are linked to the Australian dollar/U.S. dollar exchange rate and do not guarantee any return of principal at maturity. The Securities will pay an amount in U.S. dollars at maturity or upon an earlier repurchase by Deutsche Bank AG, London Branch based on the performance of the Australian dollar relative to the U.S. dollar over the term of the Securities as measured by the Australian dollar/U.S. dollar exchange rate. In addition, the Securities will pay a semi-annual U.S. dollar distribution based on the performance of the DB AUD Overnight Index (which includes an adjustment for a fee) and the Australian dollar/U.S. dollar exchange rate. The principal terms of the Securities are as follows:

Issuer: Deutsche Bank AG, London Branch ("Deutsche Bank").

CUSIP Number: 25154H 715

Underlying: The return on the Securities is linked to the performance of the Australian dollar relative to the U.S. dollar as measured by the Exchange Rate and the performance of the Index. At maturity or upon an earlier repurchase by Deutsche Bank, the Securities will pay an amount in respect of principal based on the performance of the Exchange Rate over the term of the Securities. In addition, the Securities will pay a semi-annual U.S. dollar Distribution (or, upon an earlier repurchase, an accrued Distribution) based on the performance of the Index (which includes an adjustment for a fee) and the Exchange Rate. When the Australian dollar appreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will increase; when the Australian dollar depreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will decrease.

Exchange Rate: On any Valuation Date, the Exchange Rate is the Australian dollar/U.S. dollar spot exchange rate expressed as the number of U.S. dollars that can be exchanged for one Australian dollar for settlement in two business days, as reported by the Federal Reserve Bank of New York on Reuters page 1FEE or any successor page at approximately 12:00 p.m. New York time on such Valuation Date. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice.

Initial Exchange Rate: 0.9148, the Exchange Rate on the Inception Date.

Index: The DB AUD Overnight Index reflects the performance of an investment in Australian dollars at the Deposit Rate, compounded on each Australian Business Day (as adjusted for a fee). The Index is published on Bloomberg Page DBMMAUON [Index].

Index Level: The level of the DB AUD Overnight Index will be calculated daily as follows: The Index Level on the Inception Date is 134.956. On each subsequent Australian Business Day until the Final Valuation Date, the Index Level will equal (1) the Index Level on the immediately preceding Australian Business Day *times* (2) the sum of (a) one and (b) the product of the Deposit Rate *times* the Daycount Fraction.

Deposit Rate: On any Australian Business Day, the Deposit Rate is (1) the RBA 30 Rate for the immediately preceding Australian Business Day *minus* (2) the sum of (a) 0.25% per annum and (b) the Annual Investor Fee, subject to a minimum of 0%.

RBA 30 Rate: The Interbank Overnight Cash Rate, as reported on Reuters page RBA 30 or any successor page. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by Deutsche Bank AG, as sponsor of the Index, in a commercially reasonable manner and in accordance with general market practice.

Daycount Fraction: The Daycount Fraction on any Australian Business Day will be the number of calendar days that have elapsed from and including the most recent Australian Business Day to but excluding the current Australian Business Day *divided by* 365.

Stated Principal Amount: US$10.00 per Security.

Australian Dollar Principal Amount: A$10.931, the Stated Principal Amount *divided by* the Initial Exchange Rate.

Payment at Maturity: If your Securities have not previously been repurchased by Deutsche Bank, at maturity you will receive a cash payment per Security in U.S. dollars equal to the Principal Value on the Final Valuation Date *plus* the accrued Distribution, if any, to the Final Valuation Date.

Principal Value: The Principal Value on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Exchange Rate on such Valuation Date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

(cover continued on next page)

Nuveen Investments   **Merrill Lynch & Co.**

As Agents for

Deutsche Bank AG, London Branch

Pricing Supplement dated February 20, 2008

ELEMENTS℠ and ELEMENTS are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$100,000,000.00	$3,930.00

(continued from previous page)

Distribution: The accrued Distribution on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Accrual Factor on such Valuation Date *times* the Exchange Rate on such Valuation Date. Absent manifest error, the determination of the Distribution by the Calculation Agent shall be binding and conclusive on the holders of the Securities and us.

Accrual Factor: The Accrual Factor on any Valuation Date is (1) the Index Level on such Valuation Date *divided* by the Index Level on the prior Distribution Valuation Date (or the Inception Date in the case of any Valuation Date prior to the first Distribution Valuation Date) *minus* (2) one.

Distribution Valuation Dates: In respect of regularly scheduled Distribution Payment Dates, February 23 and August 23 of each year and the Final Valuation Date, commencing August 23, 2008, or if such day is not a Business Day, the next succeeding Business Day. Distributions will accrue from and including the most recent Distribution Valuation Date, or the Inception Date in the case of the first Distribution Period, to but excluding the immediately following Distribution Valuation Date.

Distribution Period: The period from and including the most recent Distribution Valuation Date, or the Inception Date in the case of the first Distribution Period, to but excluding the immediately following Distribution Valuation Date.

Distribution Payment Dates: Semi-annually in arrears, two Business Days after each Distribution Valuation Date, including on the Maturity Date, subject to postponement in the event of a Market Disruption Event.

Secondary Market: The Securities have been approved for listing, subject to official notice of issuance, on the NYSE Arca under the ticker symbol "ADE". If an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Repurchase at Your Option: Subject to the requirements described below, you may offer US$2,500,000 stated principal amount (250,000 Securities) or more of your Securities to Deutsche Bank for repurchase during the term of the Securities beginning on February 22, 2008. If you elect to offer your Securities for repurchase, and the requirements for acceptance by Deutsche Bank are met, you will receive a cash payment on the relevant Repurchase Date in an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date.

Repurchase at Our Option: If the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day during the term of the Securities, we will have the right to call the Securities within seven calendar days of such decrease in whole and not in part for an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date.

Repurchase Mechanics: *Repurchase at Your Option:* To offer your Securities for repurchase, you and your broker must deliver an irrevocable offer for repurchase to Deutsche Bank Securities Inc. ("DBSI") no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the intended Repurchase Valuation Date and follow the procedures set forth under "Specific Terms of the Securities—Repurchase Procedures." If you fail to comply with these procedures, your offer will be deemed ineffective and Deutsche Bank will not be obligated to repurchase your Securities. The last day on which you can deliver an offer for repurchase is the Business Day immediately preceding the Final Valuation Date.

Repurchase at Our Option: If we exercise our right to call the Securities, we will deliver an irrevocable call notice to DTC (the holder of the global note). The last day on which we can deliver a call notice is the Business Day immediately preceding the Final Valuation Date.

Valuation Date: Valuation Date means each Trading Day from February 21, 2008 to February 21, 2023 inclusive. If there is a Market Disruption Event occurring and continuing on a Valuation Date, such Valuation Date, including the Final Valuation Date, may be postponed as provided herein.

Final Valuation Date: February 21, 2023.

Repurchase Date: A Repurchase Date is the second Business Day following the applicable Repurchase Valuation Date.

Repurchase Valuation Date: The Valuation Date immediately following the Business Day on which either you deliver the repurchase offer to DBSI (provided you deliver the repurchase offer by 4:00 p.m. on that Business Day) or on which we deliver a call notice to DTC.

Inception Date: February 20, 2008.

Initial Settlement Date: February 22, 2008.

Maturity Date: February 23, 2023, subject to adjustment for Market Disruption Events.

Record Dates: The Record Date for each Distribution will be the Distribution Valuation Date, whether or not that day is a Business Day.

Final Record Date: The Final Record Date will be the Final Valuation Date, whether or not that day is a Business Day.

Annual Investor Fee: 0.40% per annum as applied to Australian Dollar Principal Amount

Your Distribution will be reduced by the Annual Investor Fee and the deduction of 0.25% per annum from the RBA 30 Rate, both as applied to the Australian Dollar Principal Amount. If the RBA 30 Rate decreases to 0.65% per annum or less on any day, you will effectively not receive any Distribution for that day, regardless of the performance of the Exchange Rate and we will have the right to call the Securities.

Trading Day: A Trading Day is a day on which (i) trading is generally conducted on the New York Stock Exchange, NYSE Arca, the Nasdaq Stock Market and the American Stock Exchange and (ii) trading in Australian dollars and U.S. dollars is generally conducted in the interbank market, in each case as determined by the Calculation Agent in its sole discretion.

Business Day: A Business Day is a Monday, Tuesday, Wednesday, Thursday or Friday on which commercial banks and foreign exchange markets settle payments in New York City or London, England and that is not a day on which banking institutions in New York City or London, England generally are authorized or obligated by law, regulation or executive order to close.

Australian Business Day: An Australian Business Day is any day on which the "high value electronic" payment system (RITS) is open. RITS is open unless it is a bank or public holiday in both Sydney and Melbourne.

Calculation Agent: Deutsche Bank AG, London Branch.

You may lose a substantial portion of your principal if you invest in the Securities. See "Risk Factors" beginning on page PS-11 of this pricing supplement for risks relating to an investment in the Securities.

We sold a small portion of the Securities on the Inception Date through the agents named below and through one or more dealers purchasing as principals at 100% of their stated principal amount of US$10.00 each. Additional Securities may be offered and sold from time to time through the agents named below and one or more dealers. We will receive proceeds equal to 100% of the offering price of Securities sold after the Inception Date.

Each agent named on the cover page of this pricing supplement and any dealer in the initial and any subsequent distribution is expected to charge normal commissions for the purchase of the Securities. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and Nuveen Investments, LLC ("Nuveen Investments"), each a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the NASD, Inc., will receive a portion of the Annual Investor Fee. Please see "Supplemental Plan of Distribution" in this pricing supplement for more information.

In this pricing supplement, "**we,**" "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The Securities are not deposit liabilities of Deutsche Bank AG and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

TABLE OF CONTENTS

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this pricing supplement if you so request by calling toll-free 1-877-ETN-ADVICE (1-877-386-2384).

SUMMARY

The following is a summary of terms of the ELEMENTS℠ Linked to the Australian Dollar/ U.S. Dollar Exchange Rate due February 23, 2023 (the "Securities"), which are linked to the performance of the Exchange Rate and the DB AUD Overnight Index, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. References to the "prospectus" mean our accompanying prospectus, dated October 10, 2006, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated November 13, 2006, which supplements the prospectus.

We may, without your consent, create and issue securities in addition to those offered by this pricing supplement having the same terms and conditions as the Securities. We may consolidate the additional securities to form a single class with the outstanding Securities.

This section summarizes the following aspects of the Securities:

- What are the Securities and how do they work?

- How do you sell your Securities?

- How do you offer your Securities for repurchase by Deutsche Bank?

- What are some of the risks of the Securities?

- Is this the right investment for you?

- What are the tax consequences of an investment in the Securities?

- What is the Australian dollar?

- What does the Exchange Rate reflect?

- What is the DB AUD Overnight Index?

- How do you calculate the payment on the Securities?

What are the Securities and how do they work?

The Securities are senior unsecured obligations of Deutsche Bank, acting through its London branch, that are linked to the Exchange Rate and the DB AUD Overnight Index. At maturity or upon an earlier repurchase by Deutsche Bank, the Securities will pay an amount in U.S. dollars based on the performance of the Australian dollar relative to the U.S. dollar over the term of the Securities as measured by the Exchange Rate. In addition, the Securities will pay a semi-annual, U.S. dollar Distribution based on the performance of the DB AUD Overnight Index (which includes an adjustment for a fee) and the Exchange Rate. The Securities will be issued in denominations of US$10.

The Exchange Rate is a spot exchange rate that measures the relative values of two currencies, the Australian dollar and the U.S. dollar. When the Australian dollar appreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will increase; when the Australian dollar depreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will decrease. On any Valuation Date, the Exchange Rate is the Australian dollar/U.S. dollar spot exchange rate expressed as the number of U.S. dollars that can be exchanged for one Australian dollar for settlement in two business days, as reported by the Federal Reserve Bank of New York on Reuters page 1FEE or any successor page at approximately 12:00 p.m. New York time on such Valuation Date. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice. The Initial Exchange Rate is 0.9148, the Exchange Rate on the Inception Date.

The Index is the DB AUD Overnight Index which reflects the performance of an investment in Australian dollars at the Deposit Rate, compounded on each Australian Business Day (as adjusted for a fee). The Index is published on Bloomberg Page DBMMAUON [Index]. On any Australian Business Day, the Deposit Rate is (1) the RBA 30 Rate for the immediately preceding

Australian dollar Business Day minus (2) the sum of (a) 0.25% per annum and (b) the Annual Investor Fee of 0.40%, subject to a minimum of 0%. The RBA 30 rate (the Interbank Overnight Cash Rate) is the effective overnight interest rate for the Australian dollar and is reported on Reuters page RBA 30 or any successor page. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Index Sponsor in a commercially reasonable manner and in accordance with general market practice.

An Australian Business Day is any day on which the "high value electronic" payment system (RITS) is open. RITS is open unless it is a bank or public holiday in both Sydney and Melbourne.

Distributions

We will pay a Distribution on the Securities semi-annually in arrears on each Distribution Payment Date and the Maturity Date to holders of record on the applicable Record Date. Each Distribution Payment Date is scheduled to occur two Business Days after each scheduled Distribution Valuation Date. The Distribution Valuation Dates will be each February 23 and August 23 and the Final Valuation Date, commencing August 23, 2008. The Record Date for each Distribution will be the Distribution Valuation Date, whether or not that day is a Business Day.

Distributions will accrue from and including the most recent Distribution Valuation Date, or the Inception Date in the case of the first Distribution Period, to but excluding the immediately following Distribution Valuation Date. A Distribution Period is the period from and including the most recent Distribution Valuation Date, or the Inception Date in the case of the first Distribution Period, to but excluding the immediately following Distribution Valuation Date.

The accrued Distribution on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Accrual Factor on such Valuation Date *times* the Exchange Rate on such Valuation Date. Absent manifest error, the determination of the Distribution by the Calculation Agent shall be binding and conclusive on the holders of the Securities and us.

The Accrual Factor on any Valuation Date is (1) the Index Level on such Valuation Date *divided* by the Index Level on the prior Distribution Valuation Date (or the Inception Date in the case of any Valuation Date prior to the first Distribution Valuation Date) *minus* (2) one.

The Annual Investor Fee of 0.40% per annum and the deduction of 0.25% per annum from the RBA 30 Rate will apply to each Distribution through the calculation of the Index Level. The Annual Investor Fee and the deduction of the 0.25% per annum represent a combined charge of 0.65% per annum on the Australian Dollar Principal Amount. The actual amount of this charge in U.S. dollars will fluctuate with the level of the Exchange Rate relative to the Initial Exchange Rate.

Payment at Maturity and upon repurchase

If you hold Securities on the Final Record Date, at maturity you will receive a cash payment per Security in U.S. dollars in an amount equal to the Principal Value on the Final Valuation Date *plus* the accrued Distribution, if any, to the Final Valuation Date.

The Principal Value on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Exchange Rate on such Valuation Date.

Prior to maturity, you may, subject to certain restrictions, offer your Securities for repurchase by Deutsche Bank during the term of the Securities beginning on February 22, 2008, provided that you offer at least US$2,500,000 stated principal amount of Securities (250,000 Securities) for repurchase and follow the procedures as described below. If you choose to offer your Securities for repurchase, you will receive a cash payment on such date in an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date. The Repurchase Valuation Date will be the Valuation Date immediately following the Business Day on which you deliver the repurchase offer to DBSI (provided you deliver the repurchase offer by 4:00 p.m. on that Business Day) and the Repurchase Date will be the second Business Day following the Repurchase Valuation Date. The last day on

which you can deliver an offer for repurchase is the Business Day immediately preceding the Final Valuation Date.

We have the right to repurchase your Securities in whole and not in part if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day during the term of the Securities within seven calendar days of such decrease. If we exercise our right to call your Securities, you will receive a cash payment on such date in an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date.

If we exercise our right to call the Securities, we will deliver an irrevocable notice to call the Securities to DTC (the holder of the global note). The Repurchase Valuation Date will be the Valuation Date immediately following the Business Day on which we deliver the call notice to DTC and the Repurchase Date will be the second Business Day following the Repurchase Valuation Date. The last day on which we can deliver a notice to call the Securities is the Business Day immediately preceding the Final Valuation Date.

A Valuation Date is each Trading Day from February 21, 2008 to February 21, 2023 inclusive. The Final Valuation Date will be February 21, 2023. The Maturity Date of the Securities is February 23, 2023. The Final Record Date will be the Final Valuation Date, whether or not that day is a Business Day.

If a Repurchase Valuation Date falls after the Record Date but before the Distribution Payment Date for any particular Distribution Period, the accrued Distribution for that Distribution Period will be paid on the Distribution Payment Date to the holder of record on the Record Date and you will only be paid the Principal Value as of Repurchase Valuation Date on the Repurchase Date.

If a Market Disruption Event (defined below) occurs on any Distribution Valuation Date, the Final Valuation Date or a Repurchase Valuation Date or if such date is not a Trading Day, then the Distribution Valuation Date, Final Valuation Date or Repurchase Valuation Date, as applicable, may, at the discretion of the

Calculation Agent (or will, if such date is not a Trading Day), roll to the next succeeding Trading Day on which no Market Disruption Event occurs for a maximum of five Trading Days and the Distribution Payment Date, Maturity Date or Repurchase Date, as applicable, will correspondingly roll to the day two Business Days after such adjusted Distribution Valuation Date, the Final Valuation Date or a Repurchase Valuation Date, as applicable. If a Market Disruption Event occurs on any Distribution Valuation Date, the Final Valuation Date, or a Repurchase Valuation Date, the Calculation Agent will determine the Distribution or payment upon repurchase or at maturity in a commercially reasonable manner under the circumstances on such date (or on such succeeding date to which such date shall have been rolled pursuant to the terms hereof).

Your Distribution will be reduced by the Annual Investor Fee and the deduction of 0.25% per annum from the RBA 30 Rate, both as applied to the Australian Dollar Principal Amount. If the RBA 30 Rate decreases to 0.65% per annum or less on any day, you will effectively not receive any Distribution for that day, regardless of the performance of the Exchange Rate and we will have the right to call the Securities.

How do you sell your Securities?

The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the ticker symbol "ADE". If an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

How do you offer your Securities for repurchase by Deutsche Bank?

If you wish to offer your Securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

• your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI by 4:00 p.m., New York City time, on the Business Day immediately preceding the intended Repurchase Valuation Date. The

Repurchase Date will be two Business Days after the Repurchase Valuation Date. You must offer at least US$2,500,000 stated principal amount of your Securities (250,000 Securities) for repurchase by Deutsche Bank on any Repurchase Date. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

• your broker must book a delivery vs. payment trade with respect to your Securities on the applicable Repurchase Valuation Date at a price equal to the applicable to the Principal Value on the Repurchase Valuation Date plus the accrued but unpaid Distribution to the Repurchase Valuation Date, facing DBSI; and

• your broker must cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the applicable Repurchase Date (the second Business Day following the Repurchase Valuation Date).

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the Securities in respect of such deadlines. If DBSI does not receive your offer for repurchase by 4:00 p.m. on the Business Day immediately preceding the intended Repurchase Valuation Date, your notice will not be effective and we will not accept your offer of your Securities for repurchase on the applicable Repurchase Date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable. **The last day on which you can deliver an offer for repurchase is the Business Day immediately preceding the Final Valuation Date.**

What are some of the risks of the Securities?

An investment in the Securities involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

• **Uncertain principal repayment** – Your principal is not protected. If the Exchange Rate decreases relative to the Initial Exchange Rate you will receive an amount in U.S. dollars less than your original U.S. dollar investment in the Securities upon repurchase or at maturity.

• **Distribution based on the Index and the Exchange Rate** – Because the Distribution payable on the Securities is based on the Index (which includes an adjustment for the Annual Investor Fee and the deduction of 0.25% per annum from the RBA 30 Rate) and the Exchange Rate, the Distribution you receive may be less than the interest you would receive on a conventional debt security that you could purchase today with the same maturity as the Securities.

• **Currency risk** – The return on the Securities is linked to the performance of the Exchange Rate which, in turn, is linked to the values of the U.S. dollar and the Australian dollar. Currency prices may change unpredictably, affecting the Exchange Rate and, consequently, the value of your Securities in unforeseeable ways.

• **Restrictions on repurchases by Deutsche Bank** – You must offer at least US$2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank for your offer for repurchase to be considered.

• **Your offer for repurchase is irrevocable** – You will not be able to rescind your offer for repurchase after it is received by DBSI, so you will be exposed to market risk in the event market conditions change after DBSI receives your offer.

• **Call risk** – Your Securities may be called by Deutsche Bank if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day.

• **Issuer risk** – The Securities are a senior unsecured obligation of Deutsche Bank, acting through its London branch. The repayment of the principal and the payment of any Distributions and returns based on the Exchange Rate at maturity

are dependent on Deutsche Bank and its ability to pay. This risk is in addition to the risks posed by the Exchange Rate and the Index.

- **A trading market for the Securities may not develop** – Although the Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca, a trading market for your Securities may not develop. Our affiliates and the broker-dealers distributing the Securities may engage in limited purchase and resale transactions. However, they are not required to do so and, if they engage in such transactions, they may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange.

Is this the right investment for you?

The Securities may be a suitable investment for you if:

- You seek an investment with a return linked to the performance of the Exchange Rate.

- You believe the value of the Australian dollar will appreciate above the Initial Exchange Rate by an amount sufficient to provide to you with a satisfactory return on your investment during the term of the Securities, and that the Index Level (taking into account the Annual Investor Fee and the 0.25% per annum reduction in RBA 30 Rate) will increase during each Distribution Period so as to provide you with a satisfactory Distribution on each Distribution Payment Date (subject to movements in the Exchange Rate).

- You are willing to accept the risk of fluctuations in currency prices in general and the Exchange Rate in particular.

The Securities may not be a suitable investment for you if:

- You are not willing to be exposed to fluctuations in currency prices in general and the Exchange Rate in particular.

- You seek a guaranteed return of your initial U.S. dollar investment.

- You believe the Exchange Rate will decrease during the term of the Securities.

- You believe the Index Level (taking into account the Annual Investor Fee and the 0.25% per annum reduction in RBA 30 Rate) when combined with the Exchange Rate will offer an effective rate of interest which does not adequately compensate you for your initial U.S. dollar investment.

- You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

What are the tax consequences of an investment in the Securities?

You should review carefully the section in this pricing supplement entitled "Certain U.S. Federal Income Tax Consequences." The Securities will be treated for U.S. federal income tax purposes as variable rate "foreign currency" debt instruments. Under this treatment, among other things, gain or loss you realize on a sale or retirement of the Securities may be treated as ordinary income or loss.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

What is the Australian dollar?

The Australian dollar is the official currency of the Commonwealth of Australia, including Christmas Island, Cocos (Keeling) Islands, and Norfolk Island, as well as the independent Pacific Island states of Kiribati, Nauru and Tuvalu since 1966.

What does the Exchange Rate reflect?

The Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the U.S. dollar and the Australian dollar. When the Australian dollar appreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will increase; when the Australian dollar depreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will decrease. On any Valuation Date, the Exchange Rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one Australian dollar for settlement in two business days as reported each day by the Federal Reserve Bank of New York on Reuters page 1FEE or any successor page at approximately 12:00 p.m. New York time. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice.

What is the DB AUD Overnight Index?

The DB Australian dollar Overnight Index reflects the performance of an investment in Australian dollar at the Deposit Rate compounded on each Australian Business Day (as adjusted for the Annual Investor Fee and the deduction of 0.25% per annum from the RBA 30 Rate) and is sponsored and calculated by Deutsche Bank AG, London Branch.

The Index Level will be calculated as follows. The Index Level on the Inception Date is 134.956, as determined by the Index Sponsor. On each subsequent Australian Business Day until the Final Valuation Date, the Index Level will equal (1) the Index Level on the immediately preceding Australian Business Day times (2) the sum of (a) one and (b) the product of the Deposit Rate times the Daycount Fraction.

On any Australian Business Day, the Deposit Rate is (1) the RBA 30 Rate for the immediately preceding Australian Business Day minus (2) the sum of (a) 0.25% per annum and (b) the Annual Investor Fee of 0.40%, subject to a minimum of 0%. The Daycount Fraction on any Australian

Business Day will be the number of calendar days that have elapsed from and including the most recent Australian Business Day to but excluding the current Australian Business Day divided by 365.

The RBA 30 rate (the Interbank Overnight Cash Rate) is the effective overnight interest rate for the Australian dollar and is reported on Reuters page RBA 30. It is computed as a weighted average of rates at which a sample of banks transact in the interbank market for overnight funds. Typically between 15 and 20 of the most active banks are surveyed to obtain the RBA 30 rate. The RBA 30 rate is published on electronic media services (Reuters RBA30/RBA36; Bloomberg RBA9/RBA16) at the conclusion of each trading day and on the Reserve Bank of Australia's website at 9:00 am on the next business day. If the RBA 30 Rate is not available on Reuters page RBA 30 or is published in error, the rate source for the RBA 30 Rate shall be selected by the Index Sponsor in a commercially reasonable manner and in accordance with general market practice.

How do you calculate the payments on the Securities?

Set forth below is an explanation of the steps necessary to calculate the payment on the Securities on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank.

Step 1: Calculate the Distribution

On any Valuation Date the accrued Distribution will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Accrual Factor on such Valuation Date *times* the Exchange Rate on such Valuation Date. Absent manifest error, the determination of the Distribution by the Calculation Agent shall be binding and conclusive on the holders of the Securities and us.

The Accrual Factor on any Valuation Date is equal to (1) the Index Level on such Valuation Date *divided by* the Index Level on the prior Distribution Valuation Date (or the Inception Date in the case of any Valuation Date prior to the first Distribution Valuation Date) *minus* (2) one.

Distributions will be paid on each Distribution Payment Date, subject to adjustment for Market Disruption Events.

An Annual Investor Fee of 0.40% per annum and a reduction of 0.25% per annum from the RBA 30 Rate will apply to each Distribution through the calculation of the Index Level.

Step 2: Calculate the Principal Value

The Principal Value on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount times the Exchange Rate on such Valuation Date.

The Australian Dollar Principal Amount is equal to the Stated Principal Amount *divided* by the Initial Exchange Rate. The Stated Principal Amount is equal to US$10.00. The Initial Exchange Rate is 0.9148, the Exchange Rate on the Inception Date and the Australian Dollar Principal Amount is A$10.931.

On any Valuation Date, the Exchange Rate is the Australian dollar/U.S. dollar Exchange Rate expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one Australian dollar for settlement in two business days, as reported each day by the Federal Reserve Bank of New York on Reuters page 1FEE or any successor page at approximately 12:00 p.m. New York time. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice.

Step 3: Calculate the payment at maturity or upon repurchase

You will receive a cash payment at maturity or upon repurchase by Deutsche Bank, as applicable, in U.S. dollars equal to the Principal Value on the Final Valuation Date or Repurchase Valuation Date, as applicable, *plus* the accrued Distribution, if any, to the Final Valuation Date or Repurchase Valuation Date, as applicable.

Your Distribution will be reduced by the Annual Investor Fee and the deduction of 0.25% per annum from the RBA 30 Rate, both as applied to the Australian Dollar Principal Amount. If the RBA 30 Rate decreases to 0.65% per annum or less on any day, you will effectively not receive any Distribution for that day, regardless of the performance of the Exchange Rate and we will have the right to call the Securities.

Hypothetical Examples

The following examples show how your payment at maturity and your accrued Distribution would be affected by movements in the Exchange Rate and the Index Level. These examples highlight the behavior of the payment at maturity of and distributions on the Securities in different circumstances, but they are not indicative of actual results. For convenience, the results in the "Payment at maturity or upon earlier repurchase" examples have been rounded to the nearest whole dollar and the results in the "Distributions" examples have been rounded to the nearest whole cent.

Assumptions:

Initial Exchange Rate: A$0.903 per US$1

Australian Dollar Principal Amount: A$11.07

Index Level on Inception Date: 100

Payment at maturity or upon earlier repurchase

The following examples set out the payment you would receive at maturity or upon earlier repurchase in respect of principal based on the hypothetical Exchange Rate on the relevant Valuation Date.

At maturity (or upon earlier repurchase), you will receive the Principal Value on the relevant Valuation Date.

The Principal Value is equal to: Australian Dollar Principal Amount *times* the Exchange Rate on such Valuation Date.

The following examples do not take into account any accrued Distribution which could be paid at maturity or upon earlier repurchase and accordingly, do not take into account the Annual Investor Fee or the deduction of 0.25% per annum from the RBA 30 Rate.

1. The Exchange Rate increases 10% to A$0.9933 per US$1 on the Valuation Date and you receive US$11 per US$10 Stated Principal Amount

In this example, the Exchange Rate has increased to A$0.9933 per US$1, representing a 10% appreciation of the Australian dollar relative to the U.S. dollar.

Accordingly, your payment in respect of principal would equal:

Principal Value = A$11.07 *times* A$0.9933

= US$11.00 (representing a 10% return on your US$10 initial investment)

2. The Exchange Rate decreases 10% to A$0.8127 per US$1 on the Valuation Date and you receive US$9 per US$10 Stated Principal Amount

In this example, the Exchange Rate has decreased to A$0.8127 per US$1, representing a 10% depreciation of the Australian dollar relative to the U.S. dollar.

Accordingly, your payment in respect of principal would equal:

Principal Value = A$11.07 *times* A$0.8127

= US$9.00 (representing a 10% loss on your US$10 initial investment)

Distributions

The following examples set out the Distribution you would receive on each Distribution Payment Date, based on the hypothetical Exchange Rate and Index Level on the relevant Valuation Date.

On a Valuation Date, your Distribution is calculated as Australian Dollar Principal Amount *times* the Accrual Factor on such Valuation Date *times* the Exchange Rate on such Valuation Date.

The Accrual Factor is equal to (1) the Index Level on such Valuation Date *divided* by the Index Level on the prior Distribution Valuation Date (or the Inception Date in the case of any Valuation Date prior to the first Distribution Valuation Date) *minus* (2) one.

As such, your Distribution is affected both by the Index Level on any day relative to the Index Level on the prior Distribution Valuation Date and the Exchange Rate relative to the Initial Exchange Rate.

The Index Levels used in the examples below take into account the Annual Investor Fee of 0.40% per annum and the deduction of 0.25% per annum from the RBA 30 Rate.

1. The Index Level increases 2% over the term of the Distribution Period and the Exchange Rate remains unchanged from the Initial Exchange Rate

In this example, the Index Level has increased 2% over the six month Distribution Period and the Exchange Rate is unchanged from the Initial Exchange Rate. Accordingly, your Distribution would equal:

Distribution = A$11.07 *times* A$0.903 *times* Accrual Factor

where,

Accrual Factor = (102/100) – 1

= 0.020

therefore,

Distribution = US$0.20 per US$10 Stated Principal Amount (4% annualized)

2. The Index Level increases 2% over the term of the Distribution Period and the Exchange Rate decreases 10% from the Initial Exchange Rate

In this example, the Index Level has increased 2% over the six month Distribution Period, as in the previous example but, the Exchange Rate has decreased 10% to A$0.8127 per US$1, representing a 10% depreciation of the Australian dollar relative to the U.S. dollar. Accordingly, your Distribution would equal:

Distribution = A$11.07 *times* A$0.8127 *times* Accrual Factor

where,

Accrual Factor = (102/100) – 1

= 0.020

therefore,

Distribution = US$0.18 per US$10 Stated Principal Amount (3.6% annualized)

The Distribution is less in this example than in example 1 because the Exchange Rate has decreased 10% relative to the Initial Exchange Rate.

3. The Index Level increases 2% over the term of the Distribution Period and the Exchange Rate increases 10% from the Initial Exchange Rate

In this example, the Index Level has increased 2% over the six month Distribution Period, as in the previous example but, the Exchange Rate has increased 10% to A$0.9933 per US$1, representing a 10% appreciation of the Australian dollar relative to the U.S. dollar. Accordingly, your Distribution would equal:

Distribution   = A$11.07 *times* A$0.9933 *times* Accrual Factor

where,

Accrual Factor = (102/100) – 1

                 = 0.020

therefore,

Distribution   = US$0.22 per US$10 Stated Principal Amount (4.4% annualized)

The Distribution is more in this example than in example 1 because the Exchange Rate has increased 10% relative to the Initial Exchange Rate.

4. The Index Level remains unchanged over the term of the Distribution Period and the Exchange Rate increases 10% from the Initial Exchange Rate

In this example, the Index Level remains unchanged over the six month Distribution Period and the Exchange Rate has increased 10% to A$0.9933 per US$1, representing a 10% appreciation of the Australian dollar relative to the U.S. dollar. Accordingly, your Distribution would equal:

Distribution   = A$11.07 *times* A$0.9933 *times* Accrual Factor

where,

Accrual Factor = (102/100) – 1

                 = 0.00

therefore,

Distribution   = US$0.00 per US$10 Stated Principal Amount

In this example, there is no Distribution because the Index Level was unchanged over the Distribution Period. This occurred even though the Exchange Rate increased 10% from the Initial Exchange Rate. This is because the Index Level needs to increase each Distribution Period for you to receive any Distribution at all, regardless of the performance of the Exchange Rate.

The Index Level will remain unchanged if the RBA 30 Rate equals 0.65% or less during the entire Distribution Period. This is because Deposit Rate used to calculate the Index equals (1) the RBA 30 Rate less (2) the sum of (a) 0.25% per annum and (b) the Annual Investor Fee of 0.40%. We have the right to repurchase your Securities in whole and not in part if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day during the term of the Securities within seven calendar days of such decrease.

RISK FACTORS

The Securities are senior unsecured obligations of Deutsche Bank, acting through its London branch. The Securities are riskier than ordinary unsecured debt securities. The return on the Securities is linked to the performance of the Exchange Rate and the Index. Investing in the Securities is not equivalent to investing directly in the U.S. dollar, the Australian dollar or other securities or future contracts linked to the Exchange Rate or in an investment linked solely to the RBA 30 rate. See "The Exchange Rate" and "The Index" below for more information.

This section describes the most significant risks relating to an investment in the Securities. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement before investing in the Securities.**

The Principal Value of your Securities is not protected and you may lose a significant portion of your investment in the Securities

Your Securities are linked to the performance of the Australian dollar relative to the U.S. dollar during the term of the Securities. If the Exchange Rate on the Final Valuation Date or Repurchase Valuation Date, as applicable, has decreased relative to the Initial Exchange Rate, you will receive (excluding any accrued Distributions which may be paid) less than, and potentially substantially less than, the U.S. dollar principal amount of your investment at maturity or upon repurchase of your Securities by Deutsche Bank.

Deutsche Bank may repurchase your Securities if the RBA 30 Rate decreases to or below 0.65%

Deutsche Bank has the right to repurchase your Securities in whole and not in part if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day within seven calendar days of such decrease. The amount you may receive upon a call by Deutsche Bank may be less than the U.S. dollar principal amount you would receive on your investment at maturity or if you had elected to have Deutsche Bank

repurchase your Securities at a time of your choosing. If Deutsche Bank exercises its right to call your Securities, you will receive a cash payment in an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date*.* Deutsche Bank has no obligation to take your interests into account when deciding whether to call the Securities. If the RBA 30 Rate is at or below 0.65%, the Exchange Rate may have also depreciated relative to the Initial Exchange Rate, meaning you will receive substantially less than your initial U.S. dollar investment.

The Distribution payable on the Securities may be less than the Interest you would receive on a conventional debt security that you could purchase today with the same maturity as the Securities

Because the accrued Distribution payable on the Securities is based on the performance of the Index (which takes into account the Annual Investor Fee and the deduction of 0.25% per annum from the RBA 30 Rate) and the Exchange Rate, the accrued Distribution you receive may be less than the interest you would receive on a conventional debt security that you could purchase today with the same maturity as the Securities. Accordingly, the accrued Distribution paid during any Distribution Period and/or in aggregate over the term of the Securities may not compensate you for the risks associated with holding the Securities. If the RBA 30 Rate for the relevant Distribution Period decreases to 0.65% per annum or less on any particular Australian Business Day, the corresponding Deposit Rate will be 0% and you will not receive any Distribution for the period the RBA 30 Rate remains at 0.65% or below. In addition, Deutsche Bank has the right to call your Securities for repurchase if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day during the term of the Securities within seven calendar days of such decrease.

You will not benefit from any increase in the Exchange Rate if such increase is not reflected in the Exchange Rate on the applicable Valuation Date

Any increase in the Exchange Rate from the Initial Exchange Rate will only be reflected in

either the Distribution or the payment at maturity or upon repurchase if such increase is reflected in the Exchange Rate on the applicable Valuation Date. Accordingly, you will not benefit from increases in the Exchange Rate above the Initial Exchange Rate which only occur prior to the applicable Valuation Date.

The Index Level must increase during each Distribution Period for you to receive a Distribution

The Index Level must increase during each Distribution Period for you to receive a Distribution. The performance of the Index takes into the account the Annual Investor Fee. Accordingly, for the Index Level to increase over time, the RBA 30 Rate will need to offer a daily return sufficient to offset the Annual Investor Fee and the deduction of 0.25% per annum. Moreover, weak performance by the Index could be compounded by a decline in the Exchange Rate on the applicable Distribution Valuation Date relative to the Initial Exchange Rate. If the Index Level remains flat during any Distribution Period, the value of your Securities will be adversely affected. In addition, Deutsche Bank has the right to call your Securities for repurchase if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day during the term of the Securities within seven calendar days of such decrease.

Movements in the Index and the Exchange Rate may offset each other

In each Distribution Period, positive movements by the Index may be offset by negative movements in the Exchange Rate and vice-versa. Accordingly, even though the Index Level (or Exchange Rate) may increase during a Distribution Period, negative movements in the Exchange Rate (or weak performance of the Index) will mean that you may not receive the full benefit of the increase in the Exchange Rate or the Index, as the case may be.

There are restrictions on the minimum number of Securities you may offer to Deutsche Bank for repurchase

If you elect to offer your Securities to Deutsche Bank for repurchase, you must offer at least US$2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank at one time on any Repurchase Date. The minimum repurchase amount of US$2,500,000 stated principal amount of Securities (250,000 Securities) and the procedures involved in the offer of any repurchase represent substantial restrictions on your ability to cause Deutsche Bank to repurchase your Securities. If you own Securities with an aggregate stated principal amount of less than US$2,500,000, you will not be able to cause Deutsche Bank to repurchase your Securities. Your offer to Deutsche Bank to repurchase your Securities on a Repurchase Date is only valid if DBSI receives your offer for repurchase from your broker by no later than 4:00 p.m. on the Business Day immediately preceding the intended Repurchase Valuation Date. If DBSI does not receive your offer for repurchase by 4:00 p.m. on the Business Day immediately preceding the intended Repurchase Valuation Date, your offer will not be effective and we will not repurchase your Securities on the applicable Repurchase Date. **The last day on which you can deliver an offer for repurchase is the Business Day immediately preceding the Final Valuation Date.** See "Specific Terms of Your Security – Repurchase Procedures" for more information.

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

The market value of the Securities may be influenced by many unpredictable factors

The market value of your Securities may fluctuate between the date you purchase them and the applicable Valuation Date. You may also sustain a significant loss if you sell the Securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that generally the changes in the Exchange Rate will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include:

- supply and demand for the Securities, including inventory positions with any market maker;

- economic, financial, political, regulatory or judicial events that affect the Exchange Rate and the RBA 30 Rate;

- the performance of the Index;

- the prevailing rates of interest for both the U.S. dollar and the Australian dollar; and

- the creditworthiness of Deutsche Bank.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Historical levels of the Exchange Rate and the Index should not be taken as an indication of the future performance of the Exchange Rate or the Index during the term of the Securities

It is impossible to predict whether the Exchange Rate or the Index Level, as the case may be, will rise or fall. The actual performance of the Exchange Rate over the term of the Securities and the Index during any Distribution Period and on any Valuation Date, as well as the amount payable on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank, may bear little relation to the historical Exchange Rate or Index Level, as the case may be.

Your return may not reflect the return on a direct investment in the Australian dollar, U.S. dollar, the Exchange Rate or the Index

The return on your Securities may not match the return you would have received had you invested directly in the Australian dollar or U.S. dollar denominated instruments, the Exchange Rate, the RBA 30 Rate or the Index. In particular, an investment in the Securities is subject to the Annual Investor Fee and the deduction of 0.25% per annum which reduces your Distribution. Further, changes in the Exchange Rate and the Index will interact so that an adverse movement in one may offset a positive movement in the other, reducing the amount of your Distribution.

Each of the Exchange Rate and the level of the Index will be influenced by unpredictable factors

The Exchange Rate is a result of the supply of, and demand for, each currency. Changes in the

Exchange Rate may result from the interactions of many factors including economic, financial, social and political conditions in Australia and the United States. These conditions include, for example, the overall growth and performance of the economies of the United States and Australia, and the constituent nations thereof, the trade and current account balance between the United States and Australia, government deficits or surpluses in the United States and Australia, inflation, interest rate levels, the performance of stock markets in the United States and Australia, the stability of the United States and Australian governments and banking systems, whether the Australian dollar or the U.S. dollar is used as a reserve currency by other nations, wars in which the United States or Australian nations are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States or Australia, and other foreseeable and unforeseeable events.

Certain relevant information relating to Australia may not be as well known or as rapidly or thoroughly reported in the United States as compared to U.S. developments. Prospective purchasers of the Securities should be aware of the possible lack of availability of important information that can affect the value of the Australian dollar in relation to the U.S. dollar and must be prepared to make special efforts to obtain such information on a timely basis.

Factors affecting the RBA 30 Rate and therefore the Index Level may include: supply and demand among banks in the Australian market for overnight interbank deposits; general economic, financial, political or regulatory conditions in Australia and elsewhere; changes in interest rates generally; monetary policies of the Reserve Bank of Australia; and inflation and expectations concerning inflation.

The liquidity, trading value and amounts payable under the Securities could be affected by the actions of sovereign governments, including the United States and Australian governments

Exchange rates of most developed economies, including the United States and Australia, are

"floating," meaning that they are permitted to fluctuate in value relative to other currencies. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including the United States and Australian governments, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Securities is that their liquidity, trading value and amounts payable could be affected by the actions of the United States or Australian governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Australian dollar, the U.S. dollar or any other currency.

Factors affecting the Index may also affect the Exchange Rate, compounding the effect on your Distribution

The Index represents potential investment returns on deposits in Australia. Any negative factors affecting the Index are likely to also affect the Exchange Rate as the returns available on fixed income investments in Australia decline. This in turn would, other things being equal, decrease the demand for the Australian dollar relative to the U.S. dollar. Accordingly, these factors would have a double impact upon your Distribution by first flattening out the Index Level on which your Distribution is based and second by placing downwards pressure on the Exchange Rate relative to the Initial Exchange Rate.

Even though the U.S. dollar and the Australian dollar are traded around-the-clock, the Securities will trade only during regular trading hours in the United States

The interbank market for the U.S. dollar and the Australian dollar is a global, around-the-clock market. The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca, and will trade only during the hours that the NYSE Arca is open. To the extent that NYSE Arca is closed while the markets for the U.S. dollar and the Australian dollar remain open, significant price and rate movements may take place in the underlying foreign exchange markets that will significantly affect the value of the Securities at a time when they cannot be traded.

Foreign exchange rate information may not be readily available

There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the Exchange Rate relevant for determining the value of the Securities. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The Securities may not be a suitable investment for you

The Securities may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the Exchange Rate; you seek a guaranteed return of your initial U.S. dollar investment; you believe the value of the Australian dollar relative to the U.S. dollar will decrease or will not increase by an amount sufficient to offset the impact of the Annual Investor Fee and the deduction of 0.25% per annum during the term of the Securities; you believe the Index will offer an effective rate of interest which does not adequately compensate you for your initial U.S. dollar investment; or you

prefer the lower risk and more predictable returns of U.S. dollar-based fixed income investments with comparable maturities and credit ratings.

Changes in our credit ratings may affect the market value of your securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Securities. However, because the return on your Securities is dependent upon certain factors in addition to our ability to pay our obligations on your Securities, an improvement in our credit ratings will not reduce the other investment risks related to your Securities.

There may not be an active trading market in the Securities; sales in the secondary market may result in significant losses

Although the Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca, a trading market for your Securities may not develop and no assurances can be given as to the continuation of any listing during the term of the Securities. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange.

Trading by Deutsche Bank and other transactions by Deutsche Bank and/or its affiliates in instruments linked to the Australian dollar, the U.S. dollar, the Exchange Rate or the Index may impair the market value of the Securities

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we expect to enter into transactions to hedge our obligations under the Securities. Such transactions may involve purchases of U.S. dollars or Australian dollars, futures or options on U.S. dollars or Australian dollars, the Exchange Rate or the RBA 30 Rate, or other derivative instruments with returns linked to the performance of the U.S. dollar or the Australian dollar, the Exchange Rate or the RBA 30 Rate, and we may adjust our hedge positions by,

among other things, purchasing or selling any of the foregoing. Although they are not intended to, any of these hedging activities may affect the market price of the U.S. dollar or the Australian dollar and the Exchange Rate and the level of the Index and, therefore, the market value of the Securities. It is possible that our hedging activities could produce substantial returns for us even though the market value of the Securities declines.

We may also issue other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we could adversely affect the market value of the Securities.

With respect to any of the activities described above, we have no obligation to take the needs or interests of any buyer, seller or holder of the Securities into consideration at any time.

The liquidity of the market for the Securities may vary materially over time

As stated on the cover of this pricing supplement, we sold only a small portion of the Securities on the Inception Date, and additional Securities will be offered and sold from time to time through MLPF&S and Nuveen Investments, acting as our agents. Also, the number of Securities outstanding could be reduced at any time due to repurchases of the Securities by Deutsche Bank as described in this pricing supplement. Accordingly, the liquidity of the market for the Securities could vary materially over the term of the Securities. While you may elect to offer your Securities for repurchase by Deutsche Bank prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least US$2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank at one time for repurchase on any Repurchase Date. As such, if you hold less than 250,000 Securities, there is no guarantee that you will be able to liquidate your investment prior to maturity.

We or our affiliates may have economic interests adverse to those of the holders of the Securities

Deutsche Bank and other affiliates of ours expect to engage in trading activities related to Australian dollars or U.S. dollars, futures or options on Australian dollars, U.S. dollars, the Exchange Rate or the RBA 30 Rate, or other derivative instruments with returns linked to the performance of the Australian dollar, the U.S. dollar, the Exchange Rate or the RBA 30 Rate, for their accounts and for other accounts under their management. Deutsche Bank and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Exchange Rate or the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the Securities. Any of these trading activities could potentially affect the level of the Exchange Rate or the Index and, accordingly, could affect the value of the Securities and the amount payable to you at maturity.

In addition, we or one or more of our affiliates may publish research reports or otherwise express views or provide recommendations about the Exchange Rate, the Index and currencies generally. Any such views or recommendations may be inconsistent with purchasing or holding the Securities. Any prospective purchaser of Securities should undertake such independent investigation of the merits of this investment as in its judgment is appropriate to make an informed decision with respect to an investment in the Securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of Securities with returns linked or related to changes in the level of the Exchange Rate or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the Securities.

The business activities of MLPF&S or Nuveen Investments may create conflicts of interest

MLPF&S and its affiliates and Nuveen Investments and its affiliates expect to engage in trading activities related to Australian dollars or U.S. dollars, futures or options on U.S. dollars or Australian dollars, the Exchange Rate or the Index, or other derivative instruments with returns linked to the performance of the Australian dollar or the U.S. dollar, the Exchange Rate or the RBA 30 Rate that are not for the account of holders of the Securities or on their behalf. These trading activities may present a conflict between the holders' interest in the Securities and the interests that MLPF&S and its affiliates and Nuveen Investments and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Exchange Rate or the Index, could be adverse to the interests of the holders of the Securities. Moreover, MLPF&S and Nuveen Investments have published and in the future expect to publish research reports and trading advice with respect to the Exchange Rate, the RBA 30 Rate or currencies and interest rates generally. This research and trading advice is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. The research and trading advice should not be viewed as a recommendation or endorsement of the Securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by MLPF&S or its affiliates or by Nuveen Investments or its affiliates may affect the market price of the Australian dollar or the U.S. dollar and the Exchange Rate or the level of the Index and, therefore, the market value of the Securities. With respect to any of the activities described above, neither MLPF&S and its affiliates nor Nuveen Investments and its affiliates have any obligation to take the needs of any buyer, seller or holder of the Securities into consideration at any time.

Deutsche Bank may discontinue the Index and public disclosure of information relating to the Index may change over time

Deutsche Bank will serve as the Index Sponsor (the "Index Sponsor"). The Index Sponsor is under no obligation to continue to compile and publish the Index and is not required to compile and publish any successor index if the Index is discontinued. If the Index Sponsor discontinues or suspends the compilation or publication of the Index, it may become difficult to determine the market value of the Securities or the amount payable on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank. Initially, Deutsche Bank will serve as the Calculation Agent for the Securities. In the event the Index Sponsor discontinues or suspends the compilation or publication of the Index, the Calculation Agent may designate a comparable successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by the Index Sponsor or Merrill Lynch & Co.). If the Calculation Agent determines in its sole discretion that no successor index comparable to the Index exists, the amount payable on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank will be determined by the Calculation Agent by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index. See "Specific Terms of the Securities – Postponement of Valuation Dates," "Change in the Methodology of the Index" and "– Discontinuance or Modification of the Index" in this pricing supplement.

The policies of the Index Sponsor and any changes thereto that affect the valuation of the Index could affect the amount payable on your Securities and their market value

The policies of the Index Sponsor concerning the calculation of the level of the Index and the manner in which changes affecting the Index are reflected could affect the level of the Index and, therefore, the amount payable on your Securities on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank and the market value of your Securities prior to maturity.

In addition, the Index Sponsor may modify the methodology for determining the Index Level. The Index Sponsor may also discontinue or suspend compilation or publication of the Index. Any such changes could adversely affect the value of your Securities.

If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a Market Disruption Event or for any other reason, the Calculation Agent may be required to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the Index Level used to determine the amount payable on any Distribution Payment Date, the Maturity Date or upon repurchase by Deutsche Bank is equitable or to make a good faith estimate of the level of the Index using a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index. The circumstances in which the Calculation Agent will be required to make such a determination are described more fully under "Specific Terms of Your Security – Postponement of Valuation Dates," "– Discontinuance or Modification of the Index," "Change in the Methodology of the Index" and "– Role of Calculation Agent."

Potential conflicts of interest exist because the Issuer, the Calculation Agent for the Securities and the Index Sponsor are the same legal entity

Deutsche Bank is the Issuer of the Securities and will serve as the Calculation Agent for the Securities and the Index Sponsor. The Calculation Agent will, among other things, decide the amount paid to you on the Securities on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank. For a more detailed description of the Calculation Agent's role, see "Specific Terms of the Securities – Role of Calculation Agent" in this pricing supplement.

As the Index Sponsor, Deutsche Bank carries out the calculations necessary to promulgate the Index and maintains some discretion in selecting among methods of how to calculate the level of the Index in the event the regular means of

determining the level of the Index is unavailable on the relevant Valuation Date and has even more discretion in the case of a force majeure event relating to the Index. If the Index Sponsor were to discontinue or suspend compilation or calculation or publication of the Index and the Calculation Agent does not appoint another entity to calculate and publish the Index, it may become difficult to determine the level of the Index. If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a Market Disruption Event or for any other reason, the Calculation Agent may be required to make a good faith estimate of the level of the Index using a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index. The circumstances in which the Calculation Agent will be required to make such a determination are described more fully under "Specific Terms of Your Security – Postponement of Valuation Dates," "– Discontinuance or Modification of the Index," "Change in the Methodology of the Index" and "– Role of Calculation Agent."

There can be no assurance that any determinations made by Deutsche Bank in these various capacities will not affect the level of the Index or the value of the Securities. Because determinations made by Deutsche Bank in these roles may affect the payment on any Distribution Payment Date, at maturity or upon repurchase of your Securities by Deutsche Bank, potential conflicts of interest exist between Deutsche Bank and an investor in the Securities.

The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event has occurred or is continuing on a Valuation Date, including the Final Valuation Date. This determination may, in turn, depend on the Calculation Agent's judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the Calculation Agent may affect the market value of the Securities, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

If a Market Disruption Event has occurred or exists on a Valuation Date, the Calculation Agent can postpone the determination of the Exchange Rate, the Index Level, the Maturity Date or a Repurchase Date

The determination of the Exchange Rate or the level of the Index on a Valuation Date, including the Final Valuation Date, may be postponed if the Calculation Agent determines that if such date is not a Trading Day or a Market Disruption Event has occurred or is continuing on such Valuation Date.

If postponement of a Valuation Date occurs, such postponement may continue until the next Trading Day on which there is no Market Disruption Event, up to five scheduled Trading Days. If a Market Disruption Event occurs, the Principal Value and accrued Distribution on the Securities or the relevant Repurchase Date may be determined (or, if not determinable, estimated) by the Calculation Agent in a commercially reasonable manner under the circumstances on such Valuation Date, as postponed. See "Specific Terms of the Securities – Postponement of Valuation Dates."

THE EXCHANGE RATE

The following is a description of the Exchange Rate. The information in this description has been taken from publicly available sources, without independent investigation. You, as an investor in the Securities, should make your own independent investigation of the merits of investing in the Securities.

The Exchange Rate is a foreign spot exchange rate that measures the relative values of two currencies, the U.S. dollar and Australian dollar. When the Australian dollar appreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will increase; when the Australian dollar depreciates relative to the U.S. dollar, the Exchange Rate, and, other things being equal, the value of the Securities, will decrease. The Exchange Rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one Australian dollar for settlement in two business days, equal to the published value in U.S. dollars per one Australian dollar as reported each day by the Federal Reserve Bank of New York on Reuters page 1FEE or any successor page at approximately 12:00 p.m. New York time. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice.

U.S. dollars and Australian dollars are traded by all major foreign exchange traders around the world. The following table presents the level of the Exchange Rate at the end of each month since January 2000. We obtained the information set forth below from the Federal Reserve Bank of New York without independent verification. You should not take the historical Exchange Rate as an indication of future performance.

	2000	2001	2002	2003	2004	2005	2006	2007	2008
January	0.6370	0.5505	0.5077	0.5871	0.7642	0.7757	0.7582	0.7770	0.8957
February	0.6177	0.5263	0.5181	0.6084	0.7738	0.7917	0.7423	0.7878	
March	0.6071	0.4855	0.5328	0.6044	0.7667	0.7729	0.7164	0.8086	
April	0.5839	0.5124	0.5383	0.6266	0.7207	0.7813	0.7595	0.8301	
May	0.5724	0.5065	0.5673	0.6528	0.7152	0.7558	0.7522	0.8279	
June	0.5974	0.5118	0.5634	0.6736	0.6993	0.7624	0.7423	0.8493	
July	0.5807	0.5099	0.5426	0.6488	0.7027	0.7566	0.7663	0.8516	
August	0.5763	0.5296	0.5505	0.6474	0.7041	0.7553	0.7637	0.8179	
September	0.5428	0.4913	0.5426	0.6801	0.7277	0.7620	0.7459	0.8879	
October	0.5185	0.5031	0.5547	0.7086	0.7484	0.7482	0.7738	0.9341	
November	0.5278	0.5218	0.5609	0.7243	0.7729	0.7380	0.7889	0.8844	
December	0.5587	0.5095	0.5616	0.7520	0.7803	0.7328	0.7886	0.8752	

The historical levels of the Exchange Rate do not give an indication of future performance of the Exchange Rate. There can be no assurance that the future performance of the Exchange Rate will result in holders of the Securities receiving a positive return on their investment.

THE INDEX

The following is a description of the Index including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, Deutsche Bank AG, London Branch, the Index Sponsor. The Index Sponsor has no obligation to continue to compile and publish the Index, and may discontinue compilation or publication of the Index at any time in its sole discretion.

The DB AUD Overnight Index reflects the performance of an investment in Australian dollars at the Deposit Rate, compounded on each Australian Business Day.

How the Index is calculated

The Index Level on the Inception Date is 134.956, as determined by the Index Sponsor. On each subsequent Australian Business Day until the Final Valuation Date, the Index Level will equal (1) the Index Level on the immediately preceding

Australian Business Day *times* (2) the sum of (a) one and (b) the product of the Deposit Rate *times* the Daycount Fraction.

The Deposit Rate on any Australian Business Day will be (1) the RBA 30 Rate for the immediately preceding Australian Business Day *minus* (2) the sum of (a) 0.25% per annum and (b) the Annual Investor Fee, subject to a minimum of 0%.

The RBA 30 Rate is the Interbank Overnight Cash Rate, as reported on Reuters page RBA 30 or any successor page. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the Index Sponsor in a commercially reasonable manner and in accordance with general market practice.

The Daycount Fraction on any Australian Business Day will be the number of calendar days that have elapsed from and including the most recent Australian Business Day to but excluding the current Australian Business Day *divided* by 365.

Index Performance

The following graph sets forth the performance of the Index based on retrospective calculations of the daily Index closing levels from October 18, 2001 through February 19, 2008. The Index was created on February 20, 2008 and as such, the performance in this graph for the Index includes retrospective calculations. The retrospective calculations represented below should not be interpreted as an indication of future performance.



DB AUD Overnight Index

VALUATION OF THE SECURITIES

The market value of the Securities will be affected by several factors, many of which are beyond our control. We expect that generally changes in the Exchange Rate and the Index on any day will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include, but are not limited to, supply and demand for the Securities, the Accrual Factor, the volatility of the Exchange Rate, prevailing interest rates, the level of the Index, the volatility of securities markets, economic, financial, political, regulatory or judicial events that affect the Exchange Rate, the general interest rate environment, as well as the perceived creditworthiness of Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of the factors that may influence the market value of the Securities prior to maturity.

Indicative Value

An intraday "Indicative Value" meant to approximate the intrinsic economic value of the Securities will be published under the Bloomberg symbol "ADEIV". **The actual trading price of the Securities may vary significantly from their Indicative Value.** Additionally, the Calculation Agent expects to calculate and publish the closing indicative value of your Securities on each Trading Day. In connection with your Securities, we use the term "indicative value" to refer to the value at a given time determined based on the following equation:

Indicative Value = Principal Value + accrued Distribution

where,

Principal Value = Australian Dollar Principal Amount *times* Exchange Rate on such Trading Day;

where,

Australian Dollar Principal Amount = A$10.931

Exchange Rate = The most recent published calculation of the Exchange Rate, determined as described above;

and

Accrued Distribution = Australian Dollar Principal Amount times Accrual Factor on such Trading Day times the Exchange Rate on such Trading Day

where,

Accrual Factor = The most recent daily calculation of the Accrual Factor, determined as described above

The Indicative Value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or repurchase of your Securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published quotations of the Exchange Rate from Reuters may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current Exchange Rate and therefore the Indicative Value of your Securities. The actual trading price of the Securities may vary significantly from their Indicative Value.

As discussed in "Specific Terms of the Securities – Payment Upon Repurchase at Our Option," we have the right to call your Securities for repurchase on a Repurchase Date if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day within seven calendar days of such decrease. If we exercise our right to call your Securities, you will receive a cash payment on the Repurchase Date in an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date.

As discussed in "Specific Terms of the Securities – Payment Upon Repurchase at Your Option," beginning on February 22, 2008, you may, subject to certain restrictions, choose to offer your Securities for repurchase by Deutsche Bank on any Repurchase Date during the term of the Securities. If you elect to offer your Securities to Deutsche Bank for repurchase, you must offer at least US$2,500,000 stated principal amount of Securities (250,000

Securities) at one time for repurchase by Deutsche Bank on any Repurchase Date during the term of the Securities beginning on February 22, 2008. If you offer your Securities for repurchase on a particular Repurchase Date, you will receive a cash payment on such date in an amount equal to the Principal Value on the relevant Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the relevant Repurchase Valuation Date. This repurchase feature is intended to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to "holders" mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through The Depository Trust Company ("DTC") or another depositary. Owners of beneficial interests in the Securities should read the section entitled "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement.

The accompanying prospectus and prospectus supplement contain a detailed summary of additional provisions of the Securities and of the senior indenture, dated as of November 22, 2006, among Deutsche Bank Aktiengesellschaft, Law Debenture Trust Company of New York, as trustee (referred to as the trustee), and Deutsche Bank Trust Company Americas, as paying agent, issuing agent and registrar, under which the Securities will be issued (the "indenture"). You should read all the provisions of the accompanying prospectus and prospectus supplement, including information incorporated by reference, and the indenture.

Please note that the information about the price to the public and the proceeds to Deutsche Bank on the front cover of this pricing supplement relates only to the initial sale of the Securities. If

you have purchased the Securities after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Distributions

We will pay a Distribution on the Securities semi-annually in arrears on each Distribution Payment Date and the Maturity Date to holders of record on the applicable Record Date. Each Distribution Payment Date is scheduled to occur two Business Days after each scheduled Distribution Valuation Date. The Distribution Valuation Dates will be each February 23 and August 23 and the Final Valuation Date, commencing August 23, 2008. The Record Date for each Distribution will be the Distribution Valuation Date, whether or not that day is a Business Day.

If a Market Disruption Event (defined below) occurs on any Distribution Valuation Date or if such date is not a Trading Date, then that Distribution Valuation Date and the associated Distribution Payment Date may, at the discretion of the Calculation Agent, be adjusted in accordance with "– Postponement of Valuation Dates" below.

Distributions will accrue from the most recent Distribution Valuation Date (or the Inception Date in the case of the first Distribution Period) to but excluding the immediately following Distribution Valuation Date. A Distribution Period is the period from and including the most recent Distribution Valuation Date, or the Inception Date in the case of the first Distribution Period, to but excluding the immediately following Distribution Valuation Date.

The accrued Distribution on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Accrual Factor on such Valuation Date *times* the Exchange Rate on such Valuation Date. Absent manifest error, the determination of the Distribution by the Calculation Agent shall be binding and conclusive on the holders of the Securities and us.

On any Valuation Date, the Accrual Factor will equal (i) the Index Level on such Valuation Date

divided by the Index Level on the prior Distribution Valuation Date (or the Inception Date in the case of any Valuation Date prior to the first Distribution Valuation Date) *minus* (ii) one.

The Distribution is subject to the Annual Investor Fee of 0.40% per annum and the deduction of 0.25% per annum from the RBA 30 Rate. The Annual Investor Fee and the deduction of the 0.25% per annum represent a combined charge of 0.65% per annum on the Australian Dollar Principal Amount. The actual amount of this charge in U.S. dollars will fluctuate with the level of the Exchange Rate relative to the Initial Exchange Rate.

Denomination

We will offer the Securities in denominations of US$10 Stated Principal Amount.

Payment at Maturity

If you hold Securities on the Final Record Date, you will receive a cash payment at maturity per Security in U.S. dollars in an amount equal to the Principal Value on the Final Valuation Date *plus* the accrued Distribution, if any, to the Final Valuation Date.

The Principal Value on any Valuation Date will be an amount in U.S. dollars equal to the Australian Dollar Principal Amount *times* the Exchange Rate on such Valuation Date.

The Australian Dollar Principal Amount equals A$10.931, which is the Stated Principal Amount *divided by* the Initial Exchange Rate.

If a Market Disruption Event (defined below) occurs on the Final Valuation Date or if such date is not a Trading Date, then the Final Valuation Date and the Maturity Date may be adjusted in accordance with "—Postponement of Valuation Dates" below.

If the Maturity Date is not a Business Day, the Maturity Date will be the next following Business Day.

In the event that payment at maturity is deferred beyond the original Maturity Date whether due to a Market Disruption Event, non-Trading Day or non-Business Day, no interest or other amount

will accrue or be payable with respect to that deferred payment.

The Final Record Date will be the Final Valuation Date, whether or not that day is a Business Day.

Payment Upon Repurchase at Our Option

We have the right to repurchase your Securities in whole and not in part if the RBA 30 Rate decreases to or below 0.65% on any Australian Business Day during the term of the Securities within seven calendar days of such decrease. If we exercise our right to repurchase your Securities, you will receive a cash payment on the Repurchase Date in an amount equal to the Principal Value on the Repurchase Valuation Date *plus* the accrued but unpaid Distribution to the Repurchase Valuation Date*.*

Payment Upon Repurchase at Your Option

Prior to maturity, you may, subject to certain restrictions, choose to offer your Securities for repurchase by Deutsche Bank on any Repurchase Date during the term of the Securities, beginning on February 22, 2008. If you choose to offer your Securities for repurchase, you must offer at least US$2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank for repurchase on any Repurchase Date. If you offer at least US$2,500,000 stated principal amount of Securities (250,000 Securities) to Deutsche Bank for repurchase and comply with the repurchase procedures described below, Deutsche Bank will be obligated to repurchase your Securities, and on the Repurchase Date, you will receive a cash payment on the relevant Repurchase Date in an amount equal to the Principal Value on the Repurchase Valuation Date plus the accrued but unpaid Distribution to the Repurchase Valuation Date.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the Repurchase Date as established by your Offer for Repurchase, no interest or other amount will accrue or be payable with respect to that deferred payment.

Repurchase Procedures

The Repurchase Valuation Date will be the Valuation Date immediately following the Business Day on which either you deliver the repurchase offer to DBSI (provided you deliver the repurchase offer by 4:00 p.m. on that Business Day) or on which we deliver a call notice to DTC.

The Repurchase Date will be the second Business Day following the applicable Repurchase Valuation Date.

If a Repurchase Valuation Date falls after the Record Date but before the Distribution Payment Date for any particular Distribution Period, the accrued Distribution for that Distribution Period will be paid on the Distribution Payment Date to the holder of record on the Record Date and you will only be paid the Principal Value as of Repurchase Valuation Date on the Repurchase Date.

Repurchase at Your Option

You may, subject to the minimum repurchase amount described above, elect to offer your Securities to Deutsche Bank for repurchase on any Repurchase Date during the term of the Securities, beginning on February 22, 2008. If you wish to offer your Securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI by 4:00 p.m., New York City time, on the Business Day immediately preceding the intended Repurchase Valuation Date. The Repurchase Date will be two Business Days after the Repurchase Valuation Date. You must offer at least US$2,500,000 stated principal amount of your Securities (250,000 Securities) for repurchase by Deutsche Bank on any Repurchase Date. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your

Securities on the applicable Repurchase Valuation Date at a price equal to the Principal Value on the Repurchase Valuation Date plus the accrued but unpaid Distribution to the Repurchase Valuation Date, facing DBSI; and

- your broker must cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the applicable Repurchase Date (the second Business Day following the Repurchase Valuation Date).

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the Securities in respect of such deadlines. If DBSI does not receive your offer for repurchase by 4:00 p.m., on the Business Day immediately preceding the applicable Repurchase Valuation Date, your notice will not be effective and we will not accept your offer of your Securities for repurchase on the applicable Repurchase Date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable. **The last day on which you can deliver an offer for repurchase is the Business Day immediately preceding the Final Valuation Date.**

Repurchase at Our Option

To call the Securities for repurchase, we will deliver an irrevocable notice to call the Securities to DTC (the holder of the global note). We must deliver the notice to DTC within seven calendar days of the decrease in the RBA 30 Rate which triggered our right to call. The last day on which we can deliver a notice to call the Securities is the Business Day immediately preceding the Final Record Date.

Postponement of Valuation Dates

A Valuation Date is each Trading Day from February 21, 2008 to February 21, 2023 inclusive. We refer to February 21, 2023 as the "Final Valuation Date."

If the Calculation Agent has determined in its sole discretion that:

(a) a Market Disruption Event has occurred on any Valuation Date; or

(b) any Distribution Valuation Date, the Final Valuation Date or a Repurchase Valuation Date is not a Trading Day,

then the relevant Valuation Date may, at the discretion of the Calculation Agent in the case of (a) above, or will, in the case of (b) above, roll to the next succeeding Trading Day on which no Market Disruption Event occurs for a maximum of five Trading Days and the Distribution Payment Date, Maturity Date or Repurchase Date, if and as applicable, will correspondingly roll to the day two Business Days after such adjusted Distribution Valuation Date, the Final Valuation Date or a Repurchase Valuation Date, as applicable.

If a Market Disruption Event occurs on any Valuation Date, the Calculation Agent may determine the Distribution or payment upon repurchase or at maturity in a commercially reasonable manner under the circumstances on such date (or on such succeeding date to which such date shall have been rolled pursuant to the terms hereof).

A Market Disruption Event is any event determined by the Calculation Agent in its sole discretion to be an event which may affect the determinations of the Calculation Agent hereunder, including but not limited to any of the following:

• The Exchange Rate splits into dual or multiple Exchange Rates;

• An event occurs that generally makes it impossible to value the Australian dollar, the U.S. dollar or the Principal Value or the accrued Distribution on any Distribution Valuation Date, Repurchase Valuation Date or the Final Valuation Date, as applicable;

• An event occurs that generally makes it impossible to convert Australian dollars into U.S. dollars through customary legal channels;

• An event occurs that generally makes it impossible to deliver U.S. dollars from accounts inside Australia to accounts outside Australia, or to deliver an Exchange Rate currency between accounts inside Australia or to a party that is a non-resident of Australia;

• The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to the Australian dollar or U.S. dollar;

• Any change in, or amendment to, the laws or regulations prevailing in Australia or the United States with respect to the Australian dollar or the U.S. dollar, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Calculation Agent determines may cause another Market Disruption Event to occur or that leads or may lead to the introduction of a currency peg regime;

• The RBA 30 Rate is unavailable or is published in error on any Australian Business Day relevant to the calculations hereunder and an alternate rate source for the RBA 30 Rate is not selected by the Index Sponsor in a commercially reasonable manner and in accordance with general market practice;

• The Exchange Rate is unavailable or is published in error on any Valuation Date and an alternate rate source is not selected by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice;

• The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Exchange Rate;

• Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in Australia or the United States;

• The Calculation Agent determines that there is a material difference in a relevant

currency rate as determined by reference to the rate source for the Exchange Rate and any other market source;

- It becomes impossible to obtain a relevant currency Exchange Rate, either from the source for that rate or by the Calculation Agent itself acting in good faith in a commercially reasonable manner;

- The Calculation Agent determines that it or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the Securities or other relevant Exchange Rate-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

- Any event that the Calculation Agent determines may lead to any of the foregoing events.

- In addition, the Index Sponsor will not calculate the Index Level upon an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor (a "Force Majeure Event") and rendering it impossible or impractical for the Index Sponsor to calculate the Index. If a Force Majeure Event occurs on an Australian Business Day on which the Index Level is calculated, the Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index Level; or (ii) defer publication of information relating to the Index Level until the next Australian Business Day on which it determines that no Force Majeure Event exists.

Change in the Methodology of the Index

The Index Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Index Sponsor is of the view that such change is required in light of fiscal,

market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting the Australian dollar, the U.S. dollar or the Exchange Rate). The Index Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the value of the Index. The Index Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.

If the Index Level made available on any Australian Business Day is subsequently corrected by the Index Sponsor no later than two Business Days after the Australian Business Day on which the original Index Level was made available, the Index Sponsor may, at its discretion, make such adjustments to the Index Level affected by such correction, acting in good faith and in a commercially reasonable manner.

Discontinuance or Modification of the Index

If the Index Sponsor discontinues compilation or publication of the Index and the Index Sponsor or any other person or entity (including MLPF&S and Deutsche Bank) calculates and publishes an index that the Calculation Agent determines is comparable to the Index and approves as a successor index, then the Calculation Agent will determine the Index Level on the applicable Valuation Date and the amount payable on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank by reference to such successor index for the period following the discontinuation of the Index.

If the Calculation Agent determines that the publication of the Index is discontinued and that there is no applicable successor index, or that the closing level of the Index is not available because of a Market Disruption Event or for any other reason, on the date on which the level of the Index is required to be determined, or if for any other reason the Index is not available to us or the Calculation Agent on the relevant date, the Calculation Agent will determine the amount

payable by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent determines that the Index or the method of calculating the Index has been changed at any time in any respect, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting the Australian dollar, the U.S. dollar or the Exchange Rate, or is due to any other reason – then the Calculation Agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the Index Level used to determine the amount payable on any Distribution Payment Date, the Maturity Date or upon repurchase by Deutsche Bank is equitable.

All determinations and adjustments to be made by the Calculation Agent with respect to the Index Level and the amount payable on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank or otherwise relating to the Index Level may be made in the Calculation Agent's sole discretion. See "Risk Factors" in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the Calculation Agent.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of each Security at maturity. We describe the default amount below under "—Default Amount."

For the purpose of determining whether the holders of our Series A global notes, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Security outstanding as the principal amount of that Security. Although the terms of the Securities may differ from those of the other Series A global notes, holders of specified percentages in principal amount of all Series A global notes, together in some cases with other series of our debt securities, will be able to take action

affecting all the Series A global notes, including the Securities. This action may involve changing some of the terms that apply to the Series A global notes, accelerating the maturity of the Series A global notes after a default or waiving some of our obligations under the indenture.

Default Amount

If a holder of a Security accelerates the maturity of the Security upon an event of default under the indenture referenced in the accompanying prospectus supplement, the amount payable upon acceleration will be equal to the Principal Value on the Valuation Date immediately following the date of acceleration *plus* the accrued but unpaid Distribution to the Valuation Date immediately following the date of acceleration.

Further Issuances

We may, from time to time, without your consent, create and issue additional securities having the same terms and conditions as the Securities offered by this pricing supplement. If there is substantial demand for the Securities, we may issue additional Securities frequently. Such additional Securities will be fungible with the outstanding Securities.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Deutsche Bank AG, London Branch will serve as the Calculation Agent. The Calculation Agent will, in its sole discretion, make all determinations regarding the value of the Securities and the accrued Distribution, including on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank, Market Disruption Events (see "—Postponement of Valuation Dates"), Business Days, Trading Days, the Accrual Factor, the Principal Value,

the default amount, the Initial Exchange Rate, the Exchange Rate, the Annual Investor Fee, the Maturity Date, Repurchase Dates, the amount payable in respect of your Securities on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank and any other calculations or determinations to be made by the Calculation Agent as specified herein. The Calculation Agent will rely upon the published level of the Index. If the Index Sponsor discontinues compilation or publication of the Index, or if we are unable to enter into or to adjust any hedge position with respect to any of the Australian dollar, the U.S. dollar or instruments linked to the Australian dollar, the U.S. dollar or the Exchange Rate (see "Use of Proceeds and Hedging"), the Calculation Agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by Merrill Lynch & Co. or Deutsche Bank) and shall be solely responsible for determining the value of the Securities based on its calculation of such successor index. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

CLEARANCE AND SETTLEMENT

DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC's settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Securities for the purposes we describe in the attached prospectus under "Use of Proceeds."

In expectation of the sale of the Securities, we expect to enter into transactions to hedge our obligations under the Securities. Such transactions may involve purchases of Australian dollars, U.S. dollars or instruments

linked to the Australian dollar, the U.S. dollar, the Exchange Rate, the Index or the RBA 30 Rate prior to or on the Inception Date. In addition, from time to time after we issue the Securities, we may enter into additional hedging transactions or unwind those hedging transactions previously entered into. In this regard, we may:

- acquire or dispose of long or short positions in the Australian dollar, U.S. dollar, the Exchange Rate, the Index or the RBA 30 Rate.

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the Australian dollar or the U.S. dollar, the Exchange Rate, the Index or the RBA 30 Rate;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to other similar Exchange Rates or currencies; or

- engage in any combination of the above activities.

We may acquire a long or short position in securities similar to the Securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We may close out our hedge positions on or before the Final Valuation Date. That step may involve sales or purchases of Australian dollars or U.S. dollars, listed or over-the-counter options or futures on the Australian dollar or the U.S. dollar or listed or over-the-counter options, futures, or other instruments linked to the Australian dollar, the U.S. dollar or the Exchange Rate, as well as other instruments designed to track the performance of the Exchange Rate or other currencies or the RBA 30 Rate.

The hedging activity discussed above may adversely affect the Exchange Rate and, as a consequence, the market value of the Securities and the amount payable on any Distribution Payment Date, at maturity or upon repurchase by Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the Securities to an investor who holds the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the Securities as a part of a hedging transaction, straddle, conversion or integrated transaction, or U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar.

As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Treatment of the Securities

Notwithstanding that payments on the Securities will be made in U.S. dollars, the Securities will be treated for U.S. federal income tax purposes as variable rate "foreign currency" debt instruments, with the consequences described below.

Tax Consequences to U.S. Holders

The following discussion applies to U.S. holders of the Securities. You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a Security who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Except where otherwise stated, the discussion assumes that you purchase the Securities for their Principal Value.

As discussed below, the rules governing "foreign currency" debt instruments may require that you recognize ordinary income or loss, based on movements in the Exchange Rate, in connection with a disposition of the Securities (and, in the case of accrual-method taxpayers, upon receipt of interest payments). We refer to such ordinary income or loss as "exchange gain or loss."

Interest Income

If you are a cash-method taxpayer, you will be required to recognize interest income when you receive a Distribution or when you receive proceeds attributable to an accrued Distribution upon a disposition of the Securities. You will not have any exchange gain or loss with respect to this interest income.

If you are an accrual-method taxpayer, you should consult your tax adviser regarding the technical rules for accrual of interest income. Generally, your accrual of interest income initially will be calculated in Australian dollars and (absent an election described in the next sentence) translated into U.S. dollars using the average Exchange Rate for the accrual period (or portion thereof ending on the last day of your tax year). You may, however, elect to translate interest income using the Exchange Rate at the end of the accrual period (or the portion thereof ending on the last day of your tax year), or at the time of receipt of a Distribution, if that date of receipt is within five days of the end of the

relevant accrual period. This election would apply to all debt instruments that you hold and subsequently acquire, and cannot be changed without the consent of the Internal Revenue Service (the "**IRS**"). You should consult your tax adviser regarding the procedure for making this election. You will recognize exchange gain or loss generally equal to the difference between (i) the U.S. dollar amount of interest income you have accrued in respect of a Distribution Period and (ii) the Distribution you actually receive (or, if you sell your Securities, the amount of the proceeds that are attributable to the accrued Distribution).

Disposition of the Securities

Upon a disposition of Securities, you will recognize gain or loss equal to the difference between your tax basis in the Securities and the amount you receive (excluding amounts attributable to an accrued but unpaid Distribution, which will be treated as described above under "—Interest Income"). Your tax basis in a Security generally will be the U.S. dollar amount you paid for it. The gain or loss you recognize on the disposition will be treated as exchange gain or loss to the extent that the Principal Value at the time you dispose of the Securities exceeds the Principal Value at the time you acquired the Securities. Your exchange gain or loss will not exceed the overall gain or loss you recognize on the disposition. The portion, if any, of your overall gain or loss that exceeds your exchange gain or loss will be treated as capital gain or loss, and will be long-term capital gain or loss if you have held the Securities for more than one year. The deductibility of capital losses is subject to limitations. If you recognize exchange losses above certain thresholds, you may be required to file a disclosure statement disclosing your participation in a reportable transaction with the IRS. You should consult your tax adviser regarding this reporting obligation.

Securities Purchased for an Amount Different from Their Principal Value

Generally, if you purchase a Security with an accrued Distribution, you should treat a portion of the next Distribution as a return of capital. You should consult your tax adviser regarding the details of this determination, including possible recognition of exchange gain or loss based on movements in the Exchange Rate between the date of your purchase and the next Distribution date.

If you purchase a Security for an amount in excess of its Principal Value plus any accrued Distribution, this excess will constitute amortizable bond premium. See the discussion in the accompanying prospectus supplement under the heading "United States Federal Income Taxation – Acquisition Premium and Amortizable Bond Premium" for a general discussion regarding the availability and consequences of an election to amortize bond premium. You should consult your tax adviser regarding this election and the computation of exchange gain or loss with respect to debt instruments with amortizable bond premium.

If you purchase a Security for an amount that is less than its Principal Value by more than a specified *de minimis* amount, the Security will be subject to the market discount rules, which are generally discussed in the accompanying prospectus supplement under the heading "United States Federal Income Taxation – Market Discount." You should consult your tax adviser regarding the market discount rules in general and the special rules applicable to "foreign currency" debt obligations that bear market discount.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder of the Securities. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of Securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust. You are not a non-U.S. holder for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a Security (including at maturity). In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the disposition of the Security.

Payments to you on the Securities, and any gain realized on a disposition of the Securities

(including at maturity), will be exempt from U.S. federal withholding or income tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and if income or gain from the Securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Interest paid on the Securities and the amount received from a disposition of the Securities will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you generally will not be subject to backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Through MLPF&S and Nuveen Investments, acting as our agents, we sold a small portion of the Securities on the Inception Date directly to investors and to dealers acting as principals at 100% of their Stated Principal Amount. After the Inception Date, additional Securities will be offered and sold from time to time, at prevailing prices at the time of sale, through MLPF&S and Nuveen Investments, acting as our agents, to investors and to dealers acting as principals for resale to investors. We will receive proceeds equal to 100% of the offering price of Securities sold after the Inception Date. We will deliver Securities against payment therefor on a date that is greater than three Business Days following the date of sale of any Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three Business Days after the related trade date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S and each dealer in the initial and any subsequent distribution are expected to charge normal commissions for the purchase of securities.

Broker-dealers may make a market in the Securities, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus supplement and prospectus) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a Security covered by this prospectus that they acquire from other holders after the original offering and sale of the Securities, or they may sell a Security covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the Securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities,

broker-dealers and other persons may make short sales of the Securities and may cover such short positions by borrowing Securities from us or our affiliates or by purchasing Securities from us or our affiliates subject to our obligation to repurchase such Securities at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. If these activities are commenced, they may be discontinued at any time. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of Securities by market participants who cover their short positions with Securities borrowed or acquired from us or our affiliates in the manner described above.

Deutsche Bank has retained MLPF&S and Nuveen Investments, each a FINRA member, to provide certain services relating to the distribution of the Securities. MLPF&S and its affiliates and Nuveen Investments will be paid a fee for their services, from the Annual Investor Fee, of up to 0.385% per annum. Deutsche Bank also has entered into a license agreement with MLPF&S pursuant to which MLPF&S has licensed Deutsche Bank to use certain of its intellectual property in connection with the Securities. In connection with this license agreement, MLPF&S will be paid a licensing fee, from the Annual Investor Fee, equal to 0.15% per annum. The amount of the fees that represent underwriting compensation will not exceed a total of 8% of the proceeds to us from the Securities.

From time to time, MLPF&S and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other regulations, rules or laws ("similar laws").

The acquisition of the Securities by a plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or

Section 4975 of the Code, unless those Securities are acquired pursuant to and in accordance with an applicable exemption. Section 408(b)(12) of ERISA and five prohibited transaction class exemptions, or "PTCEs," issued by the U.S. Department of Labor may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Securities. These exemptions are:

- PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

- PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

- PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

- PTCE 95-60, an exemption for transactions involving certain insurance company general accounts;

- PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers; and

- the statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for certain arm's-length transactions with a person that is a party in interest solely by reason of providing services to plans or being an affiliate of such a service provider (the "Service Provider Exemption").

Any purchaser or holder of Securities or any interest therein will be deemed to have represented by its purchase and holding of the Securities that it either (1) is not a plan and is not purchasing those Securities on behalf of or with "plan assets" of any plan or (2) with respect to the purchase or holding is eligible for the exemptive relief available under any of the PTCEs or the Service Provider Exemption listed above. In addition, any purchaser or holder of Securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding of the Securities that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Securities on behalf of or with "plan assets" of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs or the Service Provider Exemption listed above, or the potential consequences of any purchase or holding under similar laws, as applicable. If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in Securities, you should consult your legal counsel.

The sale of any Securities to a plan or non-ERISA arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans or arrangements generally or any particular plan or arrangement, or that such investment is appropriate for such plans or arrangements generally or any particular plan or arrangement.

LEGAL MATTERS

Davis Polk & Wardwell and Sidley Austin LLP have acted as special counsel to the agents. Davis Polk & Wardwell and Sidley Austin LLP have in the past represented the Issuer and its affiliates and continue to represent the Issuer and its affiliates on a regular basis and in a variety of matters.

FORM OF OFFER FOR REPURCHASE

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

Dated:
Deutsche Bank Securities Inc., as Repurchase Agent ("DBSI")
Fax: 917-512-9226

Re: ELEMENTS^{SM} Linked to the Australian Dollar/U.S. Dollar Exchange Rate due February 23, 2023 issued by Deutsche Bank AG (the "ELEMENTS")

The undersigned beneficial owner hereby irrevocably offers to Deutsche Bank AG ("Deutsche Bank") the right to repurchase the ELEMENTS in the amounts and on the date set forth below.

Name of beneficial holder:

Stated principal amount of ELEMENTS offered for repurchase (You must offer at least 250,000 ELEMENTS (USD 2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

Applicable Repurchase Valuation Date: _____ , 20__

Applicable Repurchase Date: _____ , 20__

Contact Name:

Telephone #:

My ELEMENTS are held in the following DTC Participant's Account (the following information is available from the broker through which you hold your ELEMENTS):

Name:
DTC Account Number (and any relevant sub-account):
Contact Name:
Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the ELEMENTS specified above will not be repurchased unless (i) this offer, as completed and signed by the DTC Participant through which my ELEMENTS are held (the "DTC Participant"), is delivered to DBSI by 4:00 p.m. on the Business Day immediately preceding the Repurchase Valuation Date, (ii) the DTC Participant has booked a "delivery vs. payment" ("DVP") trade on the Repurchase Valuation Date facing DBSI, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to DBSI as booked for settlement via DTC at or prior to 10:00 a.m. on the applicable Repurchase Date.

The undersigned acknowledges that Deutsche Bank and DBSI will not be responsible for any failure by the DTC Participant through which such undersigned's ELEMENTS are held to fulfill the requirements for repurchase set forth above.

_____
[Beneficial Holder]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE ELEMENTS ARE HELD AND DELIVERED TO DBSI BY 4:00 P.M. ON THE BUSINESS DAY IMMEDIATELY PRECEDING THE REPURCHASE VALUATION DATE

BROKER'S CONFIRMATION OF REPURCHASE

[PART B: TO BE COMPLETED BY BROKER]

Dated:

Deutsche Bank Securities Inc., as Repurchase Agent

Re: ELEMENTS℠ Linked to the Australian Dollar/U.S. Dollar Exchange Rate due February 23, 2023 issued by Deutsche Bank AG (the "ELEMENTS")

Dear Sirs:

The undersigned holder of ELEMENTS℠ Linked to the Australian Dollar/U.S. Dollar Exchange Rate due February 23, 2023 issued by Deutsche Bank AG, CUSIP No. 25154H 715 (the "ELEMENTS") hereby irrevocably offers to Deutsche Bank AG the right to repurchase, on the Repurchase Date of _____, with respect to the stated principal amount of ELEMENTS indicated below as described in the pricing supplement relating to the ELEMENTS (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) book a delivery vs. payment trade on the Repurchase Valuation Date with respect to the stated principal amount of ELEMENTS specified below at a price per ELEMENT equal to the repurchase value, facing Deutsche Bank Securities Inc., DTC #0573 and (ii) deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the Repurchase Date.

Very truly yours,
[NAME OF DTC PARTICIPANT HOLDER]

_____

Contact Name:
Title:
Telephone:
Fax:
E-mail:

Stated principal amount of ELEMENTS offered for repurchase (You must offer at least 250,000 ELEMENTS (US$2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

_____

DTC # (and any relevant sub-account):

_____



US$100,000,000
ELEMENTS℠
Linked to the Australian Dollar/U.S. Dollar Exchange Rate
due February 23, 2023

Pricing supplement

February 20, 2008

———————————

Nuveen Investments   **Merrill Lynch & Co.**

As Agents for

Deutsche Bank AG, London Branch

———————————

 
CUSIP Number: 25154H 715